SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                    ------------------------------
                            SCHEDULE 14D-1
         Tender Offer Statement Pursuant to Section 14(d)(1)
                of the Securities Exchange Act of 1934
                 (Amendment No. 2 (Final Amendment))
                       -----------------------
                       Capital Source II L.P.-A
                      (Name of Subject Company)

                 Madison Liquidity Investors 104, LLC
                 Madison/OHI Liquidity Investors, LLC
                              (Bidders)

                  Beneficial Assignment Certificates
                    (Title of Class of Securities)

                              140495201
                (CUSIP Number of Class of Securities)
                      --------------------------

                Ronald M. Dickerman                           Copy to:
       Madison Liquidity Investors 104, LLC               Sheila Corvino
       Madison/OHI Liquidity Investors, LLC           811 Dorset West Road
                   P.O. Box 7461                      Dorset, Vermont 05251
           Incline Village, Nevada 89452                  (802) 867-0112
                  (212) 687-0251

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                      Calculation of Filing Fee
  ------------------------------------------------------------------

          Transaction                                         Amount of
          Valuation*                                         Filing Fee

           $982,720                                            $196.54

  ------------------------------------------------------------------
*For purposes of calculating the filing fee only. This amount assumes the purchase of 196,544 units of Beneficial Assignment Certificates ("Units") of Capital Source II L.P.-A at $5.00 in cash per Unit.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $196.54
Form or Registration Number:  Schedule 14D-1
Filing Party:  Madison Liquidity Investors 104, LLC;  Madison/OHI
Liquidity Investors, LLC
Date Filed:  May 13, 1999


                  AMENDMENT NO. 2 TO SCHEDULE 14D-1

This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on May 13, 1999 by Madison Liquidity Investors 104, LLC (the "Purchaser") and Madison/OHI Liquidity Investors, LLC, as amended by Amendment No. 1 dated June 11, 1999. This Schedule 14D-1 relates to the Purchaser's offer to purchase up to 196,544 of the outstanding Beneficial Assignment Certificates ("Units") of Capital Source II L.P.-A (the "Partnership") at a purchase price of $5.00 net per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 13, 1999 (the "Offer to Purchase") and related Agreement of Assignment and Transmittal (which collectively constitute the "Offer"). All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 6. Interest in Securities of the Subject Company

Item 6(a)-(b) is hereby supplemented and amended as follows:

The Offer expired at 5:00 p.m., New York City time, on June 16,
1999.  No Units were validly tendered to the Purchaser.

                              SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 1999

MADISON LIQUIDITY INVESTORS 104, LLC
MADISON/OHI LIQUIDITY INVESTORS, LLC

By:  /s/ Ronald M. Dickerman
Ronald M. Dickerman, Managing Director

/s/ Ronald M. Dickerman
Ronald M. Dickerman

/s/  Bryan E. Gordon
Bryan E. Gordon